Filed Pursuant to Rule 433

Registration No. 333-150669

Pricing Term Sheet

May 11, 2009

Black Hills Corporation

$250,000,000

9% Senior Notes due 2014

The following information supplements the Preliminary Prospectus Supplement, dated May 11, 2009, filed pursuant to Rule 424, Registration Statement No. 333-150669, and the Pricing Term Sheet dated May 11, 2009, filed pursuant to Rule 433.   The purpose of this Free Writing Prospectus is to (i) change the name of a Senior Co-Manager, BMO Nesbitt Burns Inc., to BMO Capital Markets Corp. (ii) change the name of a Co-Manager, Wells Fargo Securities, LLC, to Wachovia Capital Markets, LLC and (iii) change the CUSIP of the 9% Senior Notes due 2014 to reflect the correct CUSIP of 092113 AF6.

Issuer:	Black Hills Corporation

Title of securities:	9% Senior Notes due 2014

Aggregate principal amount offered:	$250,000,000 principal amount

Principal amount per note:	$2000 x $1000

Price to public:	100% of principal amount

Gross Proceeds:	$250,000,000

Underwriters’ discount:	.600%

Annual interest rate:	9% per annum

Yield to Maturity:	9%

Benchmark:	1.875% UST due April 30, 2014

Benchmark Yield:	2.021%

Ratings:	Baa3; BBB-; BBB(1)

Interest payment dates:	May 15 and November 15 of each year, commencing November 15, 2009

Spread to Treasury:	697.9 bp

Maturity:	May 15, 2014

Redemption:	Callable at any time at the greater of: i) the price equal to the principal amount plus accrued and unpaid interest; or ii) at Treasury Rate plus 50 bp.

Ranking:	Senior

(1)  These securities ratings have been provided by Moody’s, S&P and Fitch, respectively.  None of these ratings is a recommendation to buy, sell or hold these securities.  Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC RBS Securities Inc.

Senior Co-Managers:	BMO Capital Markets Corp. Scotia Capital (USA) Inc. Wedbush Morgan Securities Inc.

Co-Managers:	U.S. Bancorp Investments, Inc. Wachovia Capital Markets, LLC The Williams Capital Group, L.P.

Trade date:	May 11, 2009

Settlement date (T+3):	May 14, 2009

CUSIP:	092113 AF6

Ratio of earnings to fixed charges:

In 2008, earnings were insufficient to cover fixed charges by $85.3 million.  See Page S-8 of the Preliminary Prospectus Supplement, filed on May 11, 2009 (Registration No. 333-150669) for a definition of “earnings” and “fixed charges.”

Sale of 25% Interest in Wygen III:	See Page 62 of the Form 10-Q filed on May 11, 2009: On April 9, 2009, we received proceeds of $30.2 million for the sale of 25% of the Wygen III plant to MDU.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or RBS Securities Inc. toll free at 1-866-884-2071.